African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
[redacted]ww.africanmetals.com E-mail: info@africanmetals.com

SUPPL

07020015

RECEIVED
2007 JAN -4 A 5:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 21, 2006
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Acquires the Opportunity to Earn a 75% Interest in an Oil and Gas Lease in the DRC

VANCOUVER, BC – Klaus Eckhof, President of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce the signing of an agreement whereby the Company can acquire a 75% interest in an oil and gas licence in the Democratic Republic of the Congo (DRC).

There are three stages to go through with the DRC Ministry of Energy to reach the ultimate goal which is the granting of a licence for oil and gas exploration, development and production. The first stage has been completed, and the second stage consists of the collection of existing data relating to the potential prospectivity of oil and gas occurrences over a very large area in southwestern DRC followed by the analysis, interpretation and assessment of the data. The Company will have access to much of the information held by the Ministry of Energy. The objective of this phase is to select a significantly, smaller area within the large area that is most highly prospective for the discovery of hydrocarbons. The third stage consists of presenting a report to the government and negotiating a licence over the area chosen within the larger area. At the granting of the lease, a company is formed to hold the lease, and African Metals will hold a 75% interest in this company.

A monthly maintenance fee of US$3,000 will be paid to the vendors. Third parties went to considerable time and expense to secure the opportunity for African Metals and to guide the process through the first stage. A sum of US$201,000 in expenses will be reimbursed in shares of the Company's capital stock at a price of $0.59 per share to a third party on approval of the agreement by the TSX Venture Exchange. A total of 1,200,000 shares will be issued to a company of the third parties at the granting of an oil and gas lease to the to-be-formed DRC company, also with TSX Venture Exchange approval.

The area in question is underlain with sandstones of Jurassic, Cretaceous and Permo-Carboniferous age with good porosities of up to 30% while the Ordovician sandstones have porosities ranging from 8 to 19%. These present multiple opportunities for traps associated with structures in tilted blocks, fault and anticlinal traps and stratigraphic traps related to facies variations. Multiple zones are present which contain total organic carbon (TOC) ranging from 2% to 13%.

Greg Smith (AusIMM, FGAC), the Qualified Person pursuant to NI 43-101, has reviewed and approves of the geologically related contents of this news release.

The trading on the Company's stock will remain halted pending a second announcement.

PROCESSED

JAN 05 2007

THOMSON FINANCIAL

ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

"Klaus Eckhof"

Klaus Eckhof
President & Director

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The TSX Venture Exchange has neither approved nor disapproved the information enclosed in this release. The statements that are not historical facts and are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results.